February 14, 2024

Via EDGAR

Division of Corporation Finance

Office of Industrial Applications and Services

Securities and Exchange Commission

Washington, D.C. 20549

Attn.:	Jeanne Bennett Brian Cascio Benjamin Richie Abby Adams

Re:	ScanTech AI Systems Inc. Response to the Staff’s Comments on Draft Registration Statement on Form S-4 Submitted November 13, 2023 CIK No. 0001994624

Dear Madam and Sirs:

ScanTech AI Systems Inc., a Delaware company (the “Company”), submit to the staff (the “Staff”) of the Securities and Exchanges Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated December 12, 2023 on the Company’s draft registration statement on Form S-4 previously submitted on November 13, 2023 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting amendment No. 1 to the Draft Registration Statement on Form S-4 (the “Amendment No. 1”) with exhibits via EDGAR to the Commission.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Amendment No. 1 where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Amendment No. 1.

Draft Registration Statement on Form S-4, submitted November 13, 2023

Cover Page

1.	Please revise the letter to Mars Acquisition shareholders and elsewhere in the prospectus where relevant to:

•	disclose the expected ownership percentages in the combined company of Mars Acquisition's public shareholders, the Sponsor, the target and the various investors, including the underwriter and RiverNorth, including potential earnout shares, if the business combination is approved and consummated;

•	quantify the business combination consideration, including the potential consideration in the form of contingent value rights;

•	disclose the Earnout Period and the fact that all Earnout Shares will be issued if there is a change in control during the earnout period; and

•	clarify which shareholders are entitled to vote with respect to the resolutions that must be approved under Cayman Islands law.

Response: In response to the Staff’s comment, we made additional disclosures on the cover page. The Company acknowledges the Staff’s comment and kindly advises the Staff that the Company made the following disclosure regarding which shareholders are entitled to vote with respect to the resolutions that must be approved under Cayman Islands law: “Only holders of record of Ordinary Shares at the close of business on [•], 2023 (“Record Date”) are entitled to notice of and to vote and have their votes counted at the Extraordinary General Meeting and any adjournments of the Extraordinary General Meeting.”

2.	Please revise the letter to shareholders and other relevant disclosure to explain the purpose of the separate mergers in connection with the business combination.

Response: In response to the Staff’s comment, we revised the letter to explain the purpose of the separate mergers.

Questions and Answers, page 9

3.	Please revise to clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants.

Response: The Company acknowledges the Staff’s comment and kindly advises the Staff that the Company has not issued any warrants.

4.	Here, and elsewhere as necessary, please add disclosure regarding the interests of the underwriters, to include any deferred commissions, as referenced throughout your registration statement. Also, in your disclosure showing your sensitivity analysis regarding redemptions, revise to disclose the effective underwriting fee on a percentage basis for shares at each redemption level presented in your sensitivity analysis related to dilution. We note from the beneficial ownership tables on pages 14 and 25 it appears you have included Maxim's interests together with the Insiders.

Response: In response to the Staff’s comment, we deleted references to deferred commissions and revised disclosures on page 13, 25, 42 and 60 to include the effective underwriting fees in the sensitivity analysis.

Summary of the Proxy Statement/Prospectus/Consent Solicitation, page 28

5.	Please revise the summary to provide a more robust and balanced view of the ScanTech, including a description of the company's business, the development status of its product(s), that it has limited operating history, that it has incurred losses in each year since inception. We note, for example, from page F-57 that "[a]s of June 30, 2023, the Company had $70,992 in cash, a significant working capital deficit of $110,704,137 and accumulated deficit of $136,268,316" and that the company "has no revenue as of the balance sheet date."

Response: In response to the Staff’s comments, we revised the disclosure on page 28.

6.	Where you describe each of the entities in the Summary, please revise to provide the full name of each entity at first use, in addition to the shortened version.

Response: In response to the Staff’s comment, we have revised our disclosure in the Summary of Amendment No. 1.

7.	To facilitate understanding, please include an organizational chart depicting the organizational structure of the entities involved both before and after the consummation of the transactions. This chart also should illustrate the states or countries of incorporation of various legal entities and various affiliations that exist and beneficial ownership percentages.

Response: In response to the Staff’s comment, we have added organizational chart depicting the organizational structure of the entities involved both before and after the consummation of the transactions on pages 30 and 31.

8.	We note the reference on page 31 and elsewhere in the prospectus to potential Transaction Financing pursuant to the Business Combination Agreement. Please include disclosure about the sources and uses of funds for the business combination assuming minimum and maximum redemptions.

Response: In response to the Staff’s comment, we have added the sources and uses of funds on pages 41 and 42. However, the parties agreed to use commercially reasonable efforts to enter into financing agreements to obtain Transaction Financing, no such Transaction Financing have been obtained as of the date of this prospectus.

9.	We note disclosure on page 33 and elsewhere in the document of the Prepaid Forward Purchase Agreement dated September 4, 2023. Please provide your analysis of how purchases under your forward purchase agreement will comply with Rule 14e-5. To the extent that you are relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022), please provide an analysis regarding how it applies to your circumstances. Revise your disclosure as appropriate for consistency.

Response: The Company acknowledges the Staff’s comment regarding compliance with Rule 14e-5 of the Securities Exchange Act of 1934, as amended (the “ Exchange Act ”), with respect to the Prepaid Forward Purchase Agreement and respectfully submits that any purchases of Ordinary Shares made pursuant to the terms of the Forward Purchase Agreement will not be subject to Rule 14e-5 of the Exchange Act pursuant to the exception provided by Rule 14e-5(b)(7) of the Exchange Act because (i) the Prepaid Forward Purchase Agreement was entered into on September 4, 2023 by the parties thereto prior to the Company’s entry into, and public announcement of, the Business Combination Agreement on September 5, 2023 (ii) the obligations set forth in the Prepaid Forward Purchase Agreement are binding on all parties thereto, and (iii) the commitment to purchase shares of Ordinary Shares contemplated by the Forward Purchase Agreement was disclosed in connection with the announcement of the Business Combination Agreement and the material terms therein have been disclosed.

In response to the Staff’s comment, we revised the disclosure on pages 34 and 167.

Risk Factors, page 45

10.	Please highlight the material risks to public warrant holders, including those arising from differences between private and public warrants. Clarify whether recent common stock trading prices exceed the threshold that would allow the company to redeem public warrants. Clearly explain the steps, if any, the company will take to notify all shareholders, including beneficial owners, regarding when the warrants become eligible for redemption.

Response: The Company acknowledges the Staff’s comment and kindly advises the Staff that the Company has not issued any warrants and does not have any public warrant holder.

11.	Revise the risk factors, summary and Q&A to identify the officers and directors with actual or potential conflicts of interest. For example, identify the officers and directors who will remain with PubCo after the transactions and the potential conflicts related to their employment agreements.

Response: In response to the Staff’s comment, we have revised our disclosure in the risk factors, summary and Q&A of Amendment No. 1 on pages 52.

12.	Please revise the risk factor on page 46 and related disclosure in the background of the transaction to clarify why Mars is going forward with the transaction at this time if it does not feel it has had adequate time for due diligence. We note the disclosure that "Mars has had limited time to conduct due diligence" and "Mars has made its decision to pursue a business combination with ScanTech on the basis of limited information." Revise to clarify the additional information that Mars has not obtained that would provide Mars more certainty with respect to the transaction.

Response: In response to the Staff’s comments, we revised and clarified the additional information that Mars has not obtained that would provide Mars more certainty with respect to the transaction the disclosure on pages 20, 50, 53 and 60.

13.	Revise the risk factor on page 47 to clarify the means by which the insiders have agreed to vote their shares in favor of the business combination and provide a cross-reference to a description of the material terms of that agreement.

Response: In response to the Staff’s comment, we revised the risk factor to include the disclosure of the support sponsor voting and support agreement dated September 5, 2023 and provided a cross-reference to a description of the material terms of the agreement on page 52.

14.	Revise the risk factor on page 50 and related disclosure elsewhere in the document to quantify the insiders' and founders' investments in the company on a per share basis and the gain they will realize if the transaction is completed, including potential gain from the CVRs.

Response: In response to the Staff’s comment, we revised the risk factor to quantify the insiders’ and founders’ investments on page 55.

15.	Revise the second risk factor on page 50 to clarify that you refer to Mars' public shareholders, rather than all Mars shareholders as a group.

Response: In response to the Staff’s comment, we revised the risk factor to clarify that we refer to Mars’ public shareholders on page 55.

16.	Please revise the last risk factor on page 53 so that the title of the risk factor reflects the related disclosure. We note the title contemplates that a large number of redemptions may prevent the transaction; however, the associated disclosure relates to a shareholder potentially suffering a loss if he or she wants immediate dilution and sells shares on the open market before the meeting. Revise the disclosure here, in the summary and on the cover page to clarify the level of redemptions that would prevent completion of the transaction.

Response: In response to the Staff’s comment, we revised the risk factor to clarify that the higher level of redemptions would prevent completion of the transaction on page 59.

Representations and Warranties, page 101

17.	Your disclosure in this section states that the Business Combination Agreement contains "customary" representations and warranties, and you describe general topics of representations and warranties. Please tailor your disclosure to your particular facts and circumstances by describing the specific, material representations and warranties included in your Business Combination Agreement.

Response: In response to the Staff’s comment, we revised disclosures on pages 108 and 109.

Interests of Mars' Directors, Officers and Advisors in the Business Combination, page 110

18.	We note your disclosure on pages 21 and 49 that the Sponsor, other Initial Shareholders and each member of your management team have agreed to waive their redemption rights. Please describe here and elsewhere in the prospectus any consideration provide in exchange for this agreement. Please also revise your disclosure summarizing the background of the business combination to discuss the negotiation of this agreement.

Response: In response to the Staff’s comment, we added on pages 116 and 118 and that the Sponsor and other Insiders received no additional consideration to waive their redemption rights. In addition, we added the background on page 119 to discuss the negotiation of this agreement.

Background of the Business Combination, page 111

19.	Please revise your disclosure throughout this section to provide greater detail as to the background of the transaction, including the material issues discussed and key negotiated terms. The disclosure should provide shareholders with an understanding of how, when, and why the material terms of your proposed transaction evolved and why this transaction is being recommended as opposed to the alternatives. In your revised disclosure, please ensure that you address the following:

•	the number of potential strategic partners with whom the company held discussions, the form of those discussions and the industries in which those companies operate and at what point those potential strategic partners were eliminated from consideration and by which party;

•	the material terms for any proposals and subsequent proposals and counter offers;

•	negotiation of the transaction structure and documents and the parties involved; and

•	valuations.

Response: In response to the Staff’s comment, we made additional disclosures on pages 120 and 121.

20.	Throughout this section when referring to meetings, discussions, negotiations, or similar correspondence between Mars, ScanTech, or any other relevant party, please identify the individuals and/or specific parties who participated in the correspondence. By way of example only, we note that on March 31, 2023, a call was held between Mars and ScanTech to discuss the preliminary information.

Response: In response to Staff’s comment, we identified the individuals and specific parties who participated in the correspondence between pages 122 and 125.

21.	We note that from April 28, 2023 to February 3, 2023, Mars and ScanTech exchanged drafts of the letter of intent. Please revise your disclosures to clearly discuss the evolution of the negotiation of key terms in the LOI, merger agreement, and any other related agreements.

Response: In response to Staff’s comment, we disclosed the evolution of the negotiation of key terms in the LOI and merger agreement on pages 122 and 123.

22.	We note the first mention of RiverNorth in connection with the July 10, 2023 preliminary draft of the Prepaid Forward Purchase Agreement. Please revise to disclose how RiverNorth came to be involved in the transactions.

Response: In response to Staff’s comment, we disclosed how RiverNorth came to be involved in the transactions on page 124.

Package and Check-Point Scanning Equipment Poised for Growth, page 119

23.	We note that certain "representatives from international airports have expressed interests in ScanTech’s technology." Please revise to specify these international airports and the status of any such discussions of interest or remove the statement.

Response: In response to Staff’s comment, we revised the disclosure on page 127.

Description of Fairness Opinion of Network 1, page 120

24.	Please provide us with copies of the materials that your financial advisor prepared and shared with the special committee or board in connection with this transaction, including any board books, transcripts and summaries of oral presentations. We may have additional comments after we review those materials.

Response: In response to the Staff’s comment, the confidential presentation prepared by Network 1 Financial Securities, Inc. in connection with its opinion as presented to the Special Committee at the meeting held on August 22, 2023 is being provided directly to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Rule”). In accordance with such Rule, such materials are being provided together with a request that these materials be returned promptly following completion of the Staff’s review thereof. Such materials are not, and will not be, filed with or deemed to be part of the Amended Registration Statement, including any amendments thereto. By separate letter, request for confidential treatment of these materials pursuant to the provisions of 17 C.F.R. Sec.200.83 has been made by the Company.

25.	We note from the fifth bullet point on page 121 that Network 1 "[r]eviewed ScanTech's projections for fiscal years ended December 31, 2023 to December 31, 2028." We also note the disclosure on page 123 that "Mars reviewed the projections with a consideration of probabilities and potential discounts and believes that disclosing the financial projections could potentially mislead public investors." Please revise to disclose such projections and discuss all material assumptions used to develop the projections. Disclose the probabilities and assumptions Mars Acquisition's Board and/or Special Committee utilized in considering the projections. Also discuss the possible impact if the projections are not correct and clarify when the projections were provided.

Response: In response to the Staff’s comment, we revised our disclosures on pages 131 to 134.

Satisfaction of the 80% Test, page 123

26.	Please revise this section to specifically discuss how the Mars Acquisition Board and/or Special Committee determined that the transactions satisfy the 80% test.

Response: In response to the Staff’s comment, we added disclosure to discuss how the Mars Acquisition Board determined that the transactions satisfy the 80% test on page 135 and 136.

Proposal 3: The Charter Proposal, page 128

27.	Please revise to clarify the changes in the charter with respect to the corporate opportunities doctrine.

Response: In response to the Staff’s comment, we revised our disclosures on page 89.

Unaudited Pro Forma Condensed Combined Financial Information

The Unaudited Pro Forma Condensed Combined Financial Statements, page 146

28.	Please explain to us how the Prepaid Forward Purchase Agreement entered into September 4, 2023 disclosed on page 148 is reflected in the pro forma financial information.

Response: We have made adjustments to the unaudited pro forma condensed combined balance sheet to reflect the Prepaid Forward Purchase Agreement on pages 167, 169, 173 and 175.

Unaudited Pro Forma Condensed Combined Balance Sheet, page 151

29.	We reference the disclosure in Note D that you will not have sufficient cash to pay the estimated transaction costs. Please revise to disclose how you plan to address this and the impact that it will have on the business combination transaction.

Response: The parties agreed to use commercially reasonable efforts to enter into financing agreements to obtain cash to pay the estimated transaction costs. However, no such Transaction Financing have been obtained as of the date of this prospectus. In response to the Staff’s comment, we revised our disclosures under Note D on page 173.

30.	In addition, we note from page 101 the condition to the closing of the business combination of net tangible assets of $5,000,001. Please revise the pro forma information to disclose all conditions to the closing, including any required minimum cash and your plans to meet these conditions along with the impact to the business combination if they are not met.

Response: The Company acknowledges the Staff’s comment and kindly advises the Staff that Mars held a meeting on January 30, 2024 to vote on the proposal to amend its memorandum and articles. The proposal was approved by Mars shareholders and pursuant to the Amended Mars Memorandum and Articles, Mars extended the time to complete a business combination from February 16, 2024 until November 16, 2024, and removed the net tangible asset requirement so that Mars need not have net tangible assets of at least $5,000,001 to consummate a business combination.

31.	Please revise Note A to explain the nature of the prepaid forward purchase agreement asset of $14.5 million and your basis for recognizing this asset.

Response: In response to the Staff’s comment, we revised our disclosures under Note A on page 173.

32.	We reference Note G. Please explain to us and update your footnotes to disclose why the Series A units subject to possible redemption are not reflected as being redeemed under the maximum redemption scenario. Explain whether Series A unit holders have entered into agreements to not redeem these shares. In addition, explain how you considered presenting a scenario assuming that these shares must be redeemed for cash in the pro forma information. Refer to requirements of Article 11 of Regulation S-X.

Response: In response to the Staff’s comment, we revised our disclosures under Note G on page 174.

33.	We reference Notes G and J that reflect the extinguishment of all ScanTech debt and the gain on extinguishment of debt, warrants and derivative liabilities pursuant to Section 6.28. Revise to clarify your basis for reflecting this debt as extinguished and converted to equity in the pro forma balance sheet and recorded into income in the pro forma statement of operations. Section 6.28 does not discuss how the debt is to be extinguished and the basis for reflecting it as such in your pro forma financial information is not clear. We also note that as of this date no debt holders have entered into any agreements to extinguish their debt. Please explain to us how this adjustment meets the requirements in Article 11 of Regulation S-X.

Response: In response to the Staff’s comment, we revised our disclosures under Note G on page 174.

Unaudited Pro Forma Condensed Combined Statements of Operations, page 153

34.	Revise to reflect Mars Acquisition amounts for the six months ended June 30, 2023.

Response: In response to the Staff’s comment, we revised the Unaudited Pro Forma Condensed Combined Statements of Operations to reflect Mars Acquisition amounts for the year ended September 30, 2023.

35.	Please explain to us your basis for removing historical expenses related to formation and operating costs in Note H and how this is consistent with the guidance in Article 11 of Regulation S-X.

Response: In response to the Staff’s comment, we revised our disclosures under Note I on page 174.

Fair Market Value of ScanTech Business, page 158

36.	We note that "[t]he fair market value of ScanTech was determined by the Mars Board based upon one or more standards generally accepted by the financial community." Please revise to more fully explain by which standard(s) the fair market value of ScanTech was determined. In your disclosure, please include a discussion of the considerations given to the factors impacting ScanTech's valuation.

Response: In response to the Staff’s comments, we added explanation of how the Mars Board determined the fair market value of ScanTech on page 176.

Information about ScanTech, page 172

37.	Please balance your disclosure, here and elsewhere, such as in the section titled "Industry Opportunity," of your product's competitive strengths and potential market impact to include equally prominent disclosure of the limitations and challenges you face in operational growth, distribution capabilities and partnerships, obtaining relevant certifications, and competition.

Response: In response to the Staff’s comment, we added disclosures beginning on page 190.

38.	Please clarify the meaning of scientific or technical terms the first time they are used in order to ensure that lay readers will understand the disclosure. By way of example only, please briefly explain what you mean by terms such as ATI, RTB, "Zeff number," and "X- ray attenuation data."

Response: In response to the Staff’s comment, we added disclosures on page 192.

39.	Please revise to clarify the "advanced stages" of the certifications for the SENTINAL scanner to which you refer in the Overview on page 172.

Response: In response to the Staff’s comments, we revised the disclosure on page 192.

SENTINEL Scanner, page 172

40.	We note your graphic on page 172. Please revise to provide explain the details of this graphic and how the SENTINEL Scanner functions. Please also provide clarification as to how the scanner is installed, maintained, and operated.

Response: In response to the Staff’s comments, we revised the disclosure on pages 191 and 192.

Certifications, page 174

41.	Please balance your disclosure here and elsewhere in the registration statement to indicate that ScanTech may never obtain the certifications, approvals, or clearances from the state or federal regulatory bodies discussed in this section, and discuss the potential impact and risks on ScanTech's business. Please also provide more detail regarding the requirements of the classifications and requisite approvals discussed here.

Response: In response to the Staff’s comments, we revised the disclosures beginning on page 192.

Industry Opportunity, page 175

42.	When referencing a study or dataset, as on page 175 in reference to the global security screening market, please provide a full citation for this figure and clarify what portion of this industry ScanTech targets, as it appears ScanTech is seeking approval of its product for use in the United States and Europe, but not globally.

Response: In response to the Staff’s comments, we revised the disclosure on pages 194 to 196.

Business Plan, page 176

43.	Please revise an appropriate section of the document to disclose the material terms of the agreement with Visiontec Systems, which you discuss in this section. Please file the Visiontec agreement as an exhibit. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: In response to the Staff’s comments, we revised the disclosure on pages 196 and 197, and filed the Visiontec agreement as Exhibit 10.16.

Intellectual Property, page 177

44.	Please revise your table to include the type of patent of each of your material patents. For example, please note whether it is a utility or design patent.

Response: In response to the Staff’s comments, we revised the disclosure on page 198.

45.	Revise to disclose all material terms of the license agreement with ScanTech/IBS IP Holding Company, LLC, and file the agreement as an exhibit. Refer to Item 601(b)(10)(ii)(B) of Regulation S-K.

Response: In response to the Staff’s comments, we revised the disclosure on page 198 and filed the license agreement as exhibit 10.10.

46.	Please clarify the somewhat contradicting disclosure here that your material patents will expire in the years 2024-2029, that they are no longer critical to the company, and that you plan to file new patents to update their technology. Please revise the summary to highlight the potential risks and limitations related to your intellectual property.

Response: In response to the Staff’s comments, we revised the disclosure on page 198.

Research and Development, page 177

47.	Please provide a summary of ScanTech's strategic technology development relationships with Lawrence Livermore National Laboratory and Sandia National Laboratory. Please revise to disclose the material terms of the collaboration agreement (CRADA) with DHS. Please file these agreements as exhibits. Refer to Item 601(b)(10)(i)(A) and (ii)(B) of Regulation S-K. Please clarify if the government has march-in rights related to the collaboration agreement with DHS, and if so, revise to include a risk factor addressing those rights.

Response: In response to the Staff’s comments, we revised the disclosure on page 197 to disclose the material terms of the collaboration agreement (CRADA) with DHS and filed the CRADA as exhibit 10.9.

Facilities, page 178

48.	Please revise to disclose the material terms of the lease on the Buford, Georgia facility. Please file the material lease as an exhibit. Refer to Item 601(b)(10)(ii)(D) of Regulation S-K.

Response: In response to the Staff’s comments, we revised the disclosure on page 199. As the lease has expired, we have not filed it as an exhibit.

Management's Discussion and Analysis of Financial Condition and Results of Operations of ScanTech

Results of Operations, page 180

49.	Please revise this section to describe the underlying reasons for material changes in both quantitative and qualitative terms. This detailed quantitative analysis should be provided for all material line items discussed. Refer to Item 303 of Regulation S-K.

Response: In response to the Staff’s comments, we revised the MD&A section to provide the additional qualitative and quantitative material line items beginning on page 201.

Management's Discussion and Analysis of Financial Condition and Results of Operations of ScanTech

Results of Operations, page 182

50.	Please revise the discussion of general and administrative expenses to disclose the specific reasons for the increase in expenses. For example, explain why there was increased salary and overhead adjustments. Also, explain the reason for the increase in research and development expenses. Refer to Item 303 of Regulation S-K.

Response: In response to the Staff’s comments, we revised the discussion of general and administrative expenses on page 204 to disclose the specific reasons for the increase in expenses which for the periods in question is primarily due to an increase in costs related to the business combination transaction.

In response to the Staff’s comments, we revised the discussion of research and development expenses on page 205 to 206 to disclose the specific reasons for the research and development expenses to increase modestly in the three and nine months ended September 30, 2023 due to an increase in development of ScanTech’s algorithmic AI and other software.

51.	Revise to separately disclose the components of other expenses in the table similar to the disclosure in your financial statements, and discuss reasons for significant changes in amounts each period. In addition, disclose the reason for the increases in compounded interest and penalties on your promissory notes. Clarify the nature of the penalties.

Response: In response to the Staff’s comments, we revised this section to include a table with descriptions and updated the disclosure to discuss reasons for significant or material changes on pages 204 to 206. In response to the Staff’s comments, we revised the disclosure on page 206 to disclose the reason for the increases in compounded interest and penalties on the promissory notes.

52.	In your discussion of other expense on page 183 clarify the nature of the $2.6 million increase in payables. Please explain to us why the accruals and payables discussed under other expenses are not included in operating expenses.

Response: In response to the Staff’s comments, we revised this section to include additional detail related to the nature of the $2.6 million increase in payables and included a table with a breakdown of these expenses on page 206.

Liquidity and Capital Resources, page 184

53.	We note the disclosure that you have almost no cash reserves and are technically insolvent. Please explain to us how this is considered in your financial statements.

Response: In response to the Staff’s comments, we recognize that the language describing ScanTech as “technically insolvent” is not accurate. We have revised the language to reflect the more accurate description that ScanTech’s current liabilities are meaningfully greater than its current assets under the Liquidity and Capital Resources section beginning on page 206. Specifically, this is reflected and disclosed in the financial statements as there being substantial doubt about our ability to continue as a going concern.

Management of Pubco Following the Business Combination, page 186

54.	Please revise to provide more specific information regarding the background of each officer and director for the last five years. Refer to Item 18(a)(7) of Form S-4 and Item 401(e) of Regulation S-K.

Response: In response to the Staff’s comments, we revised the disclosure to include more specific information regarding the background of each officer for the last five years beginning on page 209.

Executive Compensation, page 189

55.	Please revise to disclose the material terms of all compensation agreements and file the agreements as exhibits to the registration statements. Refer to Item 601(b)(10)(iii) of Regulation S-K.

Response: In response to the Staff’s comments, filed agreements as exhibits 10.11, 10.12, 10.13, 10.14 and 10.15 to the registration statements. We respectfully believe that all material terms of the compensation agreements have been disclosed.

Summary Compensation Table, page 190

56.	Please revise to include a footnote indicator within the table for present Footnote 3.

Response: In response to the Staff’s comments, we added the footnote indicator within the table on page 212.

Financial Statements, page F-1

57.	Please update the financial statements as required by Rule 8-08 of Regulation S-X.

Response: In response to the Staff’s comments, we updated our financial statements in compliance with Rule 8-08 of Regulation S-X by updating all of our financial statements and related disclosures to be as of September 30, 2023.

ScanTech Financial Statements

Statements of Members' Deficit , page F-33

58.	We note that the number of Class B Voting Units here does not agree with the number on your balance sheet. We also note a similar difference in the June 30, 2023 balance sheet and statements of members’ deficit on page F-55. Please make the necessary revisions.

Response: In response to the Staff’s comments, we have updated the December 31, 2022 balance sheet disclosure on page F-89 to accurately reflect the quantity of B units, which is 9,590,106. In accordance with Rule 8-08 of Regulation S-X, financial statements for September 30, 2023 have been included in the registration statement, and B units have appropriately reflected in the September 30, 2023 balance sheet as well.

Note 8 - Federal Tax Liability, page F-43

Note 12 - Commitments and Contingencies, page F-47

59.	We note the disclosure about the failure to remit U.S federal taxes from amounts withheld from employee wages and the employer portion of such taxes, and the failure to file quarterly federal tax returns. Revise to update your plans to become compliant and disclose any discussions you have had about this matter with the IRS. Explain to us how you determined the accrual for this matter and whether this reflects possible penalties. Refer to the guidance in ASC 450-20-50.

Response: In response to the Staff’s comments, we have revised the disclosure on page F-90 to reflect the current status of discussions with the IRS. ScanTech has engaged a tax counsel to compile detailed liability accounting and guide ScanTech towards compliance. Since the quarter ending September 30, 2023, ScanTech has consistently fulfilled its payroll tax obligations. Through ScanTech’s tax counsel, ScanTech has initiated discussions with a revenue officer at the IRS to address and resolve the outstanding liability.

60.	Revise to disclose additional information about the state and city tax liens, including the reason for the liens, how you determined the amount of the accruals and the possible impact to your financial statements from these liens.

Response: In response to the Staff’s comments, we revised the disclosure on page F-86.

Note 15 - Members Deficit, page F-49

61.	Please explain why there are no outstanding amounts in the balance sheets on page F-31 for the Series B and Series C units.

Response: The Company acknowledges the Staff’s comment and kindly advises the Staff that according to ScanTech’s operating agreement, Series B and Series C units have no par value, thus resulting in no outstanding amounts reflected in the balance sheets Series B and Series C units.

Note 11 - Debt and Warrant Liabilities, page F-68

62.	Please explain to us how the amounts on page F-68 agree with the table of long-term and short-term debt on page F-67.

Response: The Company acknowledges the Staff’s comment and notes the comment relates specifically to the June 30, 2023 financial statements. As the Staff is aware, the “John Redmond notes” in the long-term and short-term debt table includes the assumed notes for “Azure” and “NACS”. The description under the table did not state amounts owed under NACS note as of June 30, 2023, and thus could not be reconciled.

In accordance with Rule 8-08 of Regulation S-X, financial statements for September 30, 2023 have been included in the registration, and the description under the long-term and short-term debt table now allows for the description of the notes to be easily reconciled to the table.

Exhibits

63.	We note you intend to file the form of preliminary proxy card as Exhibit 99.1. Please note that the form of proxy card should be filed as an appendix rather than as an exhibit to the registration statement. Refer to the Note to paragraph (a)(3) of Exchange Act Rule 14a-4.

Response: In response to the Staff’s comment, we will file the form of preliminary proxy card as an appendix and referenced in the registration statement as an exhibit.

General

64.	Please include a summary of the material federal income tax consequences of the transactions, as required by Item 4(a)(6) of Form S-4.

Response: In response to the Staff’s comment, we added a summary of the material federal income tax consequences in the Section “Proposal 1: Business Combination Proposal – Material Federal Income Tax Consequences” beginning on page 138.

65.	With a view toward disclosure, please tell us whether your sponsor is, is controlled by, has any members who are, or has substantial ties with, a non-U.S. person. Please also tell us whether anyone or any entity associated with or otherwise involved in the transaction, is, is controlled by, or has substantial ties with a non-U.S. person. If so, please revise your filing to include risk factor disclosure that addresses how this fact could impact your ability to complete your initial business combination. For instance, discuss the risk to investors that you may not be able to complete an initial business combination with a target company should the transaction be subject to review by a U.S. government entity, such as the Committee on Foreign Investment in the United States (CFIUS), or ultimately prohibited. Further, disclose that the time necessary for government review of the transaction or a decision to prohibit the transaction could prevent you from completing an initial business combination and require you to liquidate. Disclose the consequences of liquidation to investors, such as the losses of the investment opportunity in a target company, any price appreciation in the combined company, and the warrants, which would expire worthless.

Response: In response to the Staff’s comments, we revised the disclosure on page 57 and 58.

We thank the Staff for its review of the foregoing. If you have any questions regarding the Amendment No. 1, please contact Fang Liu by phone at (703) 919-7285 or via e-mail at fliu@vcllegal.com.

Very truly yours,

/s/ Karl Brenza
Karl Brenza

cc:	Fang Liu, esq.
VCL Law LLP